September 27, 2012

VIA EDGAR SUBMISSION

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hugoton Royalty Trust

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Filed August 8, 2012

File No. 1-10476

Dear Mr. Hiller:

The purpose of this letter is to confirm the understanding our counsel, Amy Curtis of Thompson & Knight LLP, reached with John Cannarella, during a telephone conversation on September 26, 2012 that the Hugoton Royalty Trust will endeavor to respond to the questions posed in the SEC’s letter dated September 20, 2012 as soon as possible, but no later than October 19, 2012. The reasons for the Trustee’s request for additional time are that responses will require sufficient time to facilitate required management reviews and coordination between the Trustee and the operator of the underlying assets in the Trust. Certain key management who will be involved in this review will be unavailable during the initial ten business day deadline.

Please do not hesitate to contact me at 214-209-2453 if you have any questions.

Sincerely,

/s/ Nancy G. Willis

c:	John Cannarella